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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 AND ENDING 12-31-2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick J. Pilgrim dba Pilgrim Financial Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8622 Swan Drive
(No. and Street)

Kalamazoo MI 49009
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Pilgrim 269-372-1829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Pastine
(Name – *if individual, state last, first, middle name*)

802 Main St Toms River NJ 08753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Pilgrim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilgrim Financial Services, as of Dec 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACK D. JOHNSON
Notary Public, State of Michigan
County of Kalamazoo
My Commission Expires Mar. 28, 2013
Acting in the County of KALAMAZOO

Frederick J Pilgrim
Signature

DIR - Owner
Title

Jack D. Johnson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILGRIM FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Robert L. Pastine
Accountant & Auditor

Robert L. Pastine
Accountant & Auditor
802 Main Street • Suite 4-A
Toms River, NJ 08753
(732) 240-9090
Fax (732) 240-9097
Email: robert.pastine@verizon.net


SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH, D.C. 185 SECTION

January 27, 2007

Fred Pilgrim
Pilgrim Financial Services
8622 Swan Blvd.
Kalamazoo, MI 49009

Dear Mr. Pilgrim:

I have examined the accompanying statement of assets and liabilities arising from cash transactions of Pilgrim Financial Services as of December 31, 2006 the related statement of revenue collected and expenses paid in accordance with standards established by the American Institute of Certified Public Accounts.

The accompanying financial statements fairly reflect the financial position and the results of operations on the cash basis of Pilgrim Financial Services for the year ended December 31, 2006.

Pilgrim Financial Services does not physically possess or control any customer securities or funds. Pilgrim Financial Services is, therefore, operating pursuant to the K(1) exemption of SEC Rule 15c3-3.

Therefore internal control consists of getting checks from the mail to the bank. No material inadequacies were uncovered in this function.

The only investments at December 31, 2006 were a checking account. All other investments were liquidated during the year 2001. The ownership equity reflected in the broker/dealer unaudited report Part II is $ 7,017.

The application of Pilgrim Financial Services for exclusion from membership in SPIC under the Securities Investor Protection Act of 1970 is properly qualified by the nature of Pilgrim Financial Services' operating for the year 2003. From SPIC-3 was timely filed with SPIC, 900 Seventeenth street, Suite 800, Washington, D.C. 20006.

Member National Society of Public Accountants

PILGRIM FINANCIAL SERVICES

STATEMENT OF ASSETS, LIABILITIES & NET WORTH
ARISING FROM CASH TRANSACTIONS

DECEMBER 31, 2006

EXHIBIT A

ASSETS

Cash in bank	$ 11,561	
Investments	-0-	
TOTAL ASSETS		$11,561

LIABILITIES & NET WORTH

LIABILITIES		
Accrued expenses		$ -0-
NET WORTH		
Balance, January 1, 2005	$ 7,017	
Additions:		
Net income for the year	12,044	
Deductions: Withdrawals	(7,500)	
NET WORTH		$ 11,561
TOTAL LIABILITIES & NET WORTH		$ 11,561

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID FOR THE YEARS ENDED DECEMBER 31, 2006 & 2005

EXHIBIT B

INCOME:	2006		2005	
Commissions	$ 13,708		$ 13,708	
Interest Income	-0-		-0-	
Refunds from NASD	100		100	
Total Income		$ 13,808		$ 13,808
EXPENSES:				
Commissions paid	$ -0-		$ -0-	
Other Expenses	2,393		2,393	
Accrued expenses	-0-		-0-	
Total Expenses		$ 2,393		$ 2,393
NET CASH BASIS INCOME, FOR THE YEAR, LESS MANDATED NASD ACCRUAL		$ 11,415		$ 11,415
UNREALIZED INCREASE IN MARKET VALUE SECURITIES		-0-		-0-
NET INCOME REPORTED TO NASD		$ 11,415		$ 11,415

STATEMENTS OF CHANGES IN FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2006& 2005

EXHIBIT C

	2006	2005
Cash	$ 11,561	$ 7,017
Securities		
Cost	-0-	-0-
Unrealized increase (decrease) in market value	-0-	-0-
TOTAL ASSETS	$ 11,561	$ 7,017
EQUITY	$ 11,561	$ 7,017

"See Accompanying Notes & Accountant's Report"

Robert L. Pastine
Accountant & Auditor

PILGRIM FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Pilgrim Financial Services is a small investment service company whose assets on December 31, 2006 consisted of a cash account. Under the circumstances direct communications with the bank was not considered necessary. I satisfied myself as to the existence of the assets as follows:

A statement supplied by the bank for December 31, 2006 evidenced cash in bank. The balance shown on that statement for December 31, 2006 was identical to the book balance on December 31, 2006.

"SEE ACCOMPANYING NOTES & ACCOUNTANT'S REPORT"

END

Robert L. Pastine
Accountant & Auditor